Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX COMPLIES WITH ALL MEASURES ESTABLISHED

BY THE MEXICAN GOVERNMENT TO CONTAIN THE COVID-19

•	CEMEX, in compliance with the federal decree, has temporarily halted production in Mexico.

•	CEMEX´s top priority is the health and safety of its employees, contractors, suppliers, customers, and communities.

•	CEMEX has proactively taken steps to bolster its operating and financial position.

MONTERREY, MEXICO. APRIL, 6, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, in accordance with a decree issued by the Health Ministry of Mexico in response to the COVID-19 pandemic, it has temporarily halted production and certain related activities in Mexico until April 30, 2020.

CEMEX has maintained constant communication with the Mexican Federal Government in case there is an update in the decree to determine if any of CEMEX’s products or services is needed to ensure the continuity of essential activities as defined in the decree. The company would be ready to resume operations, meeting the strictest requirements of health and safety, if the federal authorities decide that the construction industry should restart earlier.

“For CEMEX, the health and safety of our employees, contractors, suppliers, customers, and communities, is a top priority. As soon as the COVID-19 threat emerged, we activated our Rapid Response Teams to implement preventive measures in response to this unprecedented health crisis,” said Fernando A. Gonzalez, CEO of CEMEX. “I want to express our full support to the Mexican Government and society during this difficult time. We are aware of the challenge we face, but I am confident that we will overcome this situation together.”

CEMEX´s commercial teams around the world are in constant contact with their clients remotely, effectively leveraging CEMEX Go, the company´s digital platform. Currently, 90 percent of CEMEX´s customers worldwide are already using CEMEX Go.

The company had also identified US$200 million in cost-saving initiatives for this year which are expected to be fully realized in 2020. CEMEX is also evaluating the delay of certain capital expenditures that had been planned for this year, among other measures.

Recently, CEMEX has improved its financial position by withdrawing US$1.135 billion under its committed revolving facility and received close to US$500 million from divestments.

Given the uncertain duration, severity and global reach of the COVID-19 situation, CEMEX is withdrawing its prior 2020 guidance. The company is closely monitoring the global COVID-19 pandemic and will provide an update during its first-quarter 2020 results call.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (the “Company”) intend for these and any other forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. The information contained in this press release is subject to change without notice, and the Company is not obligated to, and does not intend to, publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.